Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Income (Loss):
Income (Loss) before income taxes	$289	$(238)	$145	$(2,139)
Add: Total fixed charges (per below)	499	391	1,452	1,195
Less: Interest capitalized	10	13	35	36
Total earnings (loss) before income taxes	$778	$140	$1,562	$(980)
Fixed charges:
Interest	$202	$151	$630	$473
Portion of rental expense representative of the interest factor	263	225	777	676
Amortization of debt expense	34	15	45	46
Total fixed charges	$499	$391	$1,452	$1,195
Ratio of earnings to fixed charges	1.56	—	1.08	—
Coverage deficiency	$—	$251	$—	$2,175